Ecopetrol adopts measures to guarantee the adequate representation of the Shareholders at the 2021 Ordinary General Shareholder’s Meeting

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that in order to comply with the provisions of Part III Title I Chapter VI of the Basic Legal Circular issued by the Financial Superintendency of Colombia (SFC for its Spanish acronym) (E.C. 029 of 2014), the Board of Directors of Ecopetrol S.A. (“Ecopetrol” or the “Company”) approved the implementation of the following measures aimed at guaranteeing the adequate representation of shareholders at the Ordinary General Shareholder’s Meeting (the “Meeting”) to be held on March 26, 2021:

1.	The Company's Management was ordered to inform shareholders of their right to be represented by the appointment of a proxy, explain the proxy scheme to be implemented and indicate the legal requirements of the proxies to be granted for such purpose.

2.	It was ordered to inform those appointed to verify the granted shareholder proxies that those that do not comply with the minimum requirements provided by law will not be admitted as valid and not to accept powers of attorney where the name of the respective representative does not appear clearly defined.

3.	The Company's Management was ordered to inform the Company's officers and employees that they may not make a recommendation to the shareholders to vote for a certain list.

4.	The Company's Management was ordered to inform the Company's officers and employees that they may not suggest, coordinate, or agree with shareholders the presentation of proposals at the Meeting.

5.	The Company's Management was ordered to inform the Company’s officers and employees that they may not suggest, coordinate, or agree with shareholders to vote in favor or against any proposal to be presented at the Meeting.

6.	The Company's Management was ordered to verify that the shareholders do not grant proxies to persons directly or indirectly related to the Company’s management or employees.

7.	The Company’s Management was ordered to adopt all necessary measures so that the Company's employees act with neutrality towards the different shareholders.

8.	The General Secretary of the Company was appointed as the officer responsible for verifying adequate compliance with the above measures.

9.	The Legal Vice-Presidency was appointed as the area responsible for supervising the review of proxies and the proxy scheme to be implemented in 2021.

The above measures adopted by the members of the Board of Directors of the Company will be informed by the Chairman of the Board of Directors to the general market, through the Superintendent Delegate for Issuers, prior to the Meeting.

Bogota D.C., February 23rd, 2021

Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in the United States (Permian basin and Gulf of Mexico), Brazil and Mexico. Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Acting Head of Capital Markets

Juan Pablo Crane

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co